Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad


FUNDRISE
INNOVATION FUND
THE
FUTURE IS OPEN
FOR INVESTMENT
Invest early in some of the world's best tech companies before they go public.
Venture capital has been arguably the highest-performing asset class in the world for the past 25 years. It was also off-limits to 99.9% of investors[1].
That's no longer true, thanks to the Fundrise Innovation Fund.
GET IN EARLY
See the fund's portfolio at
fundrise.com/innovation
AI & MACHINE LEARNING
MODERN DATA INFRASTRUCTURE
FINANCIAL TECHNOLOGY



FUNDRISE
INNOVATION FUND

Venture capital is now available

The Fundrise Innovation Fund is actively investing in some of the most prized private tech companies in the world and bringing access to investors of all sizes.

Now it's your turn to get in early and start building a portfolio of industry leaders, disruptors, and pioneers.

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum**: Start investing with as little as $10
- **Quarterly liquidity**[2]: No penalty or cost associated with redemption
- **Low fees**: No carried interest or transaction fees

Learn more at fundrise.com/innovation



[1]Cambridge Associates "USVC Benchmark Book". [2]Subject to limitations. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

FORTUNE — "Retail investors have been clamoring to invest in AI. With Fundrise, there's now a path into private AI…"



TechCrunch — "Real estate investing giant Fundrise breaks into venture capital"

CNBC — "We want to democratize access to private tech companies, says Fundrise CEO Ben Miller"


FUNDRISE
INNOVATION FUND
The future is open for investment
Invest early in some of the world's best tech companies before they go public.
Venture capital has been arguably the highest-performing asset class in the world for the past 25 years. It was also off-limits to 99.9% of investors[1].
That's no longer true, thanks to the Fundrise Innovation Fund.
GET IN EARLY
See the fund's portfolio at
fundrise.com/innovation
9:41
VENTURE CAPITAL
Innovation Fund
Building a portfolio of tomorrow's great tech companies
INVEST NOW
Sectors we're investing in
Artificial intelligence & machine learning
Modern data infrastructure
Development operations



Venture capital is now available

The Fundrise Innovation Fund is actively investing in some of the most prized private tech companies in the world and bringing access to investors of all sizes.

Now it's your turn to get in early and start building a portfolio of industry leaders, disruptors, and pioneers.

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum**: Start investing with as little as $10
- **Quarterly liquidity**[2]: No penalty or cost associated with redemption
- **Low fees**: No carried interest or transaction fees

Learn more at fundrise.com/innovation

[1]*Cambridge Associates "USVC Benchmark Book".* [2]*Subject to limitations. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.*



"Retail investors have been clamoring to invest in AI. With Fundrise, there's now a path into private AI…"



"Real estate investing giant Fundrise breaks into venture capital"

CNBC

"We want to democratize access to private tech companies, says Fundrise CEO Ben Miller"

30-second PreRoll

Not everyone should invest in venture capital, but everyone <u>should</u> have the option to invest in venture capital. The Fundrise Innovation Fund is democratizing an asset class that used to be available to a tiny subset of investors. With over $100 million raised and holding some of the biggest and baddest pre-IPO tech companies in the world, you can get in before they go public.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

60-second MidRoll

Venture capital has been one of the unsung heroes of our economy for decades. Go look at the S&P 500. Nearly every major tech company on that list was once venture-backed.

Venture funds saw their investments in those generational companies skyrocket in value at unimaginable multiples.The technology boom since the late 90's made venture capital the highest-performing asset class in the world over the past 25+ years.

The hard truth, however, is that the biggest venture funds were almost entirely funded by institutional investors like endowments and sovereign wealth funds. Unless you knew a guy who knew a guy, you and most other investors could not get in early. That meant missing out on hundreds of millions, if not billions, of dollars of each company's growth.

The Fundrise Innovation Fund is changing that. It's designed specifically for individual investors, aiming to bring its portfolio of technology leaders, disruptors, and pioneers to as many investors as possible. Now you can get in early.

Relevant disclaimers can be found at the end of the show and at Fundrise.com/Innovation

60-second MidRoll

Artificial intelligence could be the biggest wealth-creation event in history. AI may reshape the world economy as much as the industrial revolution. Yet, you probably won't be able to invest in it.

That's because most of the AI revolution is being built and funded in private markets. OpenAI, Anthropic, and Databricks are all private companies. The vast majority of AI startups are going to be backed and owned by venture capitalists, not public investors.

Until now… The Fundrise Innovation Fund aims to challenge the status quo, by democratizing venture capital.

With a $100 million portfolio already holding some of the biggest and baddes**t** pre-IPO technology companies in the world, the Fundrise Innovation Fund is already well on its way.

AI is going to revolutionize our lives. Shouldn't we have the choice to ride the wave instead of just getting swept along?? The Fundrise Innovation Fund is on a mission to level the playing field.

Relevant disclaimers can be found at the end of the show and at Fundrise.com/Innovation

30-second PostRoll

Should only insiders be able to invest in venture capital? Historically, that's always how it's been. But the Fundrise Innovation Fund wants to change that. With a $100 million portfolio already holding some of the biggest and baddest pre-IPO tech companies in the world, the Fundrise Innovation Fund is well-positioned to truly democratize what used to be only available to a tiny subset of investors.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.

_____

Let's be honest, investing in venture capital isn't for everyone. But shouldn't everyone be allowed to if they wanted to invest in venture capital? Unfortunately, that simply hasn't been the case historically. But the Fundrise Innovation Fund is changing that. With a $100 million portfolio already holding some of the biggest and baddest pre-IPO technology companies in the world, the Fundrise Innovation Fund is well-positioned to truly democratize what used to be only available to a tiny subset of investors.

Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Innovations Fund's prospectus at Fundrise.com/Innovation. This is a paid sponsorship.